Exhibit 99.1

•	FY 2010 revenue of $24.1 million
•	Q4 2010 revenue of $11.0 million exceeded initial guidance, representing a 581% increase compared to Q4 2009
•	EPS for Q4 2010 was $0.17
•	Order backlog remained strong at $20 million as of December 31, 2010; backlog has risen to $25 million as of March 24, 2011
•	Q1 2011 revenue guidance: $6-7 million
•	Management to host earnings conference call March 24, 2011 at 4:30 p.m. EDT

BEIJING, March 24, 2011 -- Wowjoint Holdings Limited ("Wowjoint," or the "Company") (Nasdaq: BWOW), China’s innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery, reported today financial results for the fourth quarter and full year of 2010.

Fourth-quarter Ended December 31, 2010

•	Revenues for the Company's fourth quarter ended December 31, 2010 increased 581% to $11.0 million as compared to $1.6 million in the fourth quarter of 2009.
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Technical service sales increased by 559% from the fourth quarter of 2009 to $2.0 million. These services, which accounted for approximately 18% of total sales in the fourth quarter of 2010, provide a more stable source of cash flows compared to machinery sales.  Gross margin for this segment was 49%, much higher than that of machinery sales at 22%.

•	The fourth quarter also represents the first recognition of lease revenue by Wowjoint, which provides a recurring revenue stream and helps to smooth out quarterly revenue and earnings fluctuation.
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International based revenues accounted for approximately 20% of total sales, which also helps to diversify our revenue stream.   During the quarter we entered into a brand new market, Korea, which further expands our international sales.

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Gross profit increased substantially to $3.2 million from a loss of $4.5 million in the year ago period. Gross margins increased markedly to 28.8%, from the previous quarter 2010, due to a higher percentage of technical services revenue, which has a higher gross margin.

•	Operating margins increased to 14% for the fourth quarter 2010 compared to a loss for the fourth quarter 2009.
•	Net income for the fourth quarter 2010 was $1.3 million, or $0.17 per share based on 7.9 million weighted average shares outstanding, compared to net loss of $5.3million in same period 2009.

Cost of sales for the three months ended December 31, 2010 was approximately $7.9 million as compared to $6.2 million for the three months ended December 31, 2009. The high cost of sales in fourth quarter 2009 was due to the transition to a fiscal year ending December 31st and additional costs that were recognized within the quarter. Operating expenses for the three months ended December 31, 2010 were approximately $1.6 million, flat with the same period in 2009, reflecting excellent expense discipline. Selling expenses for the three months ended December 31, 2010 totaled $0.4 million compared to $0.2 million in the same period of 2009, due to an increase in sales force and greater sales for the period

“The fourth quarter orders and backlog benefitted from a sharp rebound in demand as the Chinese government further increased spending on large scale infrastructure projects. The recently implemented Five Year Plan includes a significant allocation of government dollars for large infrastructure projects which is anticipated to provide additional demand through the balance of 2011.  During the fourth quarter, we signed numerous new contracts with notable customers, including $4.5 million in service and leasing contracts and $3.5 million internationally, which confirms our ability to further diversify our revenue base.” stated Mr. Yabin Liu, Chairman and Chief Executive Officer of Wowjoint. “In general, gross margin has improved noticeably due to the increased importance of our technical services segment, which provides clearer visibility for our future revenue stream, helps us better serve our customers and increases customer loyalty.”

Full Year Ended December 31, 2010

•	Revenues for the full year ended December 31, 2010 were $24.1 million, a 17% decrease from the $29.1 million reported for 2009.
•	The Company built and sold 14 machines during the year which represented $18.2 million, or 76% of total revenues.
•	Technical service sales were $5.1million and represented 21% of revenues, a 78% increase over FY 2009. Lease income, a new segment for the company, represented $0.7 million, or 3% of total revenues.
•	International based revenues accounted for approximately 12% of total sales.
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Gross profit for 2010 was $6.0 million, compared to gross profit of $3.9 million in the full year 2009, representing a 52% increase year over year. Gross margins increased to 24.8%. The 1,130 basis points gross margin increase was due to higher technical sales and a higher margin product mix.

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Operating margin was 2.6% compared to 1.6% despite increases in selling expenses as the Company entered into new markets, higher  public company expenses and additional staffing to enhance the Company’s internal systems and control.

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Net income was $0.4 million, or $0.06 per share based on 7.4 million weighted average shares outstanding, compared to net income of $0.6 million, or $0.11 per share based on 5.7 million weighted average shares outstanding for the full year 2009. Excluding the $0.4 million tax benefit in 2009, adjusted net income and earnings per share were up 95% and 58%, respectively.

Operating expenses for 2010 were approximately $5.3 million, compared to $3.5 million in the same period of 2009. Selling expenses increased to $1.2 million from $0.6 million in the same period of 2009, as the Company added sales and marketing personnel in China and the U.S. General and administrative expenses were $4.2 million and $2.9 million for the 2010 and 2009 periods, respectively, with the increase due to costs attributed to higher public company expenses and additional staffing to enhance the Company’s internal systems.

Balance Sheet as of December 31, 2010

•	Cash and cash equivalents totaled $2.2 million at December 31, 2010, as compared to $0.7 million at December 31, 2009.
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Accounts receivable were $14.0 million at December 31, 2010 as compared to $13.4 million at December 31, 2009.  The receivables are held with extremely large Blue Chip companies in China; therefore collection of the receivables is relatively secure.

•	Inventories amounted to $5.2 million and working capital was $11.2 million on December 31, 2010.
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The Company had total stockholders' equity of $20.4 million, with total assets of $37.6 million versus total liabilities of $17.2 million on December 31, 2010.  Leverage was extremely low, with bank debt/equity of only 7%.

“We are pleased with Wowjoint’s progress during 2010 and remain encouraged by the marked improvement in our sales and order backlog since the low point during the first half of 2010,” stated Mr. Yabin Liu, Chairman and CEO of Wowjoint.  “During the second half of 2010, we made key additions to our sales and marketing team and as a result were able to secure meaningful contracts to meet growing demand, and substantially improved our financial results.”

Business Updates

Wowjoint achieved significant progress diversifying its revenue streams in 2010, with technical services and leasing contracts totaling $5.9 million, or 24% of sales. Key leasing and services contracts were signed with prominent construction companies such as China Railway Group, China Railway Construction Company, China Railway 14th and 16th Bureau Group Companies, and CCCC First Harbor Engineering Company Ltd. These initiatives allow the Company to capitalize on global opportunities, smooth out what have historically been traditionally lumpy sales on a quarterly basis, while generating recurring revenues, all which lead to greater revenue and earnings visibility.

“We continued to expand our sales internationally, signing equipment contracts with customers in the United States and recently to Korea, which represented 12% of total sales in 2010 compared to approximately $1.1 million in 2009 or 4% of total sales,” stated Mr. Liu.   “A key competitive advantage remains our ability to produce custom-made equipment, which solves complex construction and logistical problems for our customers.   The Company’s skilled R&D team continues to produce patented innovative equipment that our competitors are unable to produce which sets Wowjoint apart in this industry and will propel further growth in 2011 and beyond. We are a producer of industry leading products and have 15 patents granted and 14 pending approval, with more applications forthcoming.”

2011 Guidance and Contract Backlog

Management issued revenue guidance for the first quarter of 2011 of approximately $6 to $7 million. As of December 31, 2010, Wowjoint's backlog of signed contracts totaled approximately $20 million, which remains consistent from the backlog at the end of the third quarter of 2010. As of March 24, 2011, the backlog of signed contracts has risen to $25 million.

Wowjoint continues to pursue leasing and service contracts to diversify its revenue stream. In addition, the Company has made substantial progress in entering new vertical markets. In February 2011, Wowjoint announced a contract with Sunbird Yacht Company, China’s largest yacht manufacturer, to provide two marine hoists. This is a new product for the Company and the exposure to a market that is growing rapidly in China. Wowjoint is also pursuing additional vertical markets such as highway and bridge maintenance, subway systems and clean tech power plants such as wind. These vertical markets will utilize Wowjoint’s core competency of specialized engineering of large equipment.  The Company expects to see progress on all of these areas during 2011.

Conference Call

A conference call will take place at 4:30 p.m. EDT on Thursday, March 24, 2011. Interested participants should call 1-877-941-2068 when calling within the United States or 1-480-629-9712 when calling internationally (pass code 4427022).

A playback will be available through March 31, 2011. To listen, please call 1-877-870-5176 within the United States or 1-858-384-5517 when calling internationally. Utilize the pass code 4427022 for the replay.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in such large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Wowjoint Holdings:
Aubrye Harris-Foote, Vice President, Investor Relations
Tel:  +1-530-475-2793
Email: aubrye@wowjoint.com
Website: www.wowjoint.com

WOWJOINT HOLDINGS LTD
Unaudited Consolidated Statement of Income
(US dollars in thousands, except for EPS and share data)

	Three Months Ended			Fiscal Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009	2010	2009
Sales
Machinery sales	8,295	7,074	1,318	18,194	26,239
Technical service	1,989	1,666	302	5,124	2,871
Lease income	744	-	-	744	-
Total sales	11,028	8,740	1,620	24,062	29,110

Cost of goods sold	7,858	6,812	6,163	18,085	25,174
Gross profit	3,170	1,928	(4,543)	5,977	3,936

Operating expenses:
Selling expenses	400	421	247	1,163	572
General and administrative expenses	1,231	1,083	1,358	4,177	2,899
Total operating expenses	1,631	1,504	1,605	5,340	3,471

Income from operations	1,538	424	(6,148)	637	465

Other expenses:
Interest expense (net)	45	4	(2)	60	22
Bank expense	25	26	4	67	16
Foreign currency exchange loss (gain)	(15)	(39)	-	(38)	165
Other expense (profit)	(151)	3	44	(182)	44
Total other expenses	(97)	(6)	46	(93)	247

Income before income taxes	1,635	430	(6,194)	731	217

Income taxes (Benefits) expenses	323	131	(893)	307	(412)

Net income attributed to ordinary shareholders	1,312	299	(5,301)	424	629

Earnings per share
Basis	0.17	0.04	0.00	0.06	0.11
Diluted	0.17	0.04	0.00	0.06	0.11

Weighted average number of shares used in computing earnings per share
Basis	7,949,965	7,949,965	5,700,000	7,449,079	5,700,000
Diluted	7,949,965	7,949,965	5,700,000	7,449,079	5,700,000

WOWJOINT HOLDINGS LTD
Unaudited Consolidated Balance Sheet
(US dollars in thousands)

	December 31,	September 30,	December 31,
	2010	2010	2009
ASSETS
Current Assets:
Cash and cash equivalents	2,168	2,026	675
Accounts receivable(net)	13,969	12,990	13,410
Other receivables	723	307	43
Advances to suppliers	3,524	3,284	790
Inventories	5,224	7,149	3,636
Costs and estimated earnings in excess of billings	2,690	1,873	2,321
Amount due from related parties	82	81	62
Total Current Assets	28,380	27,710	20,937

Property, plant and equipment	3,208	1,784	1,630
Intangible asset, net	1,044	1,038	1,040
Restricted cash	922	733	188
Prepaid expense - Long-term	101	45	5
Long-term Accounts Receivable	3,935
Total Assets	37,590	31,310	23,800

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short-term loans	1,510	746	732
Accounts payable and accrued expenses	7,503	4,558	4,437
Advances from customers	1,173	1,757	480
Unearned lease income	748
Taxes payable	5,051	4,806	5,227
Other payables	321	514	258
Billings in excess of costs and estimated earnings	897	113	23
Total Current Liabilities	17,203	12,494	11,157

Stockholders' Equity:
Common stock	8	8	1
Additional paid in capital	10,300	10,300	3,576
Statutory surplus reserves	3,025	2,675	2,675
Retained earnings	5,961	4,649	5,537
Accumulated other comprehensive income	1,093	1,184	854
Total Stockholders' Equity	20,387	18,816	12,643
Total Liabilities and Stockholders' Equity	37,590	31,310	23,800